UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No.1)*



                                Technitrol, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    878555101
                                 (CUSIP Number)


                          Eric D. Schoenborn, Esquire,
                     Stradley, Ronon, Stevens & Young, LLP,
                           2600 One Commerce Square,
                            Philadelphia, PA 19103,
                                 (215) 564-8085
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 16, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------------

CUSIP No.       878555101
          ---------------
----------------------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                PALMER FAMILY TRUST - SURVIVOR'S SHARE

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                       (b) [ ]

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                                00
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e) [ ]


------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                N/A
------------- ------------------------------------------------------------------

        NUMBER OF                    7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                          0
         OWNED BY           ----------------------------------------------------
           EACH                      8     SHARED VOTING POWER
        REPORTING
          PERSON                                    890,092
           WITH             ----------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                                             0
                            ----------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                    890,092



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

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  890,092
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES* [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  5.4%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                                                  00
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is the first amendment to the statement on Schedule 13D filed by the Palmer Family Trust - Survivor's Share. This amendment is filed to report changes in beneficial ownership as a result of charitable gifts as further described in Item 5 below.

Item 1.  Security and Issuer.
         -------------------

                  This statement on Schedule 13D relates to the common stock, $0.125 par value (the "Common Stock"), of Technitrol, Inc., 1210 Northbrook Drive, Suite 385, Trevose, PA 19053 (the "Company").

Item 2.  Identity and Background.
         -----------------------

                  The person filing this  statement is the "Palmer  Family Trust
-Survivor's  Share"  (the  "Survivor's  Share")1.   All  correspondence  to  the
Survivor's Share shall be forwarded to the following address:

                           The Palmer Family Trust
                           c/o J. Barton Harrison, Trustee
                           1452 County Line Rd.
                           Rosemont, PA  19010-1404

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

                  N/A. As per the terms of the "Palmer Family Trust", as amended (the "Trust"), the shares were administered and distributed to the Survivor's Share following the death of Gordon Palmer, Jr.

Item 4.  Purpose of the Transaction.
         --------------------------

                  The Survivor's Share initially received shares of Common Stock as a result of the death of Gordon Palmer, Jr. The Survivor's Share intends to make dispositions of shares of Common Stock to certain charitable organizations.

----------------------------

1 J. Barton Harrison, a co-trustee of the Survivor's Share, disclaims beneficial ownership in the shares beneficially owned by the Survivor's Share. See Item 5.



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

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  As of the date hereof, the Survivor's Share beneficially owns 890,092 shares of Common Stock, or approximately 5.4% of the outstanding Common Stock.2 The Survivor's Share shares voting and dispositive power over such shares.

                  All shares beneficially owned by the Survivor's Share derive from the Trust. The Trust was formed pursuant to a trust instrument dated August 27, 1991 in which the settlors (Gordon Palmer, Jr. and Virginia Frese Palmer) transferred to the Trust certain assets including shares of the Common Stock. As per the terms of the Trust, upon the death of either settlor, the remainder of the Trust shall be divided into two shares (the Survivor's Share and the Residuary Trust Share) which shall be held, administered and distributed as separate trusts. Gordon Palmer, Jr. died on March 30, 1997 causing the Trust to be split into the Survivor's Share and the Residuary Trust Share. The Residuary Trust Share beneficially owns less than five percent of the Common Stock. The beneficial ownership of the Survivor's Share is reported herein.

                  The Survivor's Share is revocable by Mrs. Palmer, and she is a co-trustee of such trust along with J. Barton Harrison. Mrs. Palmer is also a beneficiary of the Survivor's Share during her lifetime. Given Mrs. Palmer's ability to revoke the trust, the Survivor's Share shares voting and dispositive power with Mrs. Palmer with respect to the 890,092 shares disclosed herein. Given the revocation powers of Mrs. Palmer as settlor and her voting and dispositive powers as co-trustee of the Survivor's Share, J. Barton Harrison disclaims beneficial ownership of all shares of the Common Stock beneficially owned by the Survivor's Share.

                  The information required by Item 2 for the persons with whom the Survivor's Share shares voting power is as follows:

                                    Mrs. Virginia Frese Palmer
                                    7147 E. Sabino Vista Circle
                                    Tucson, AZ 85750-2631

                  Mrs. Palmer is not currently employed and has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mrs. Palmer is a citizen of the United States of America.

                  Since September 29, 1997 (date of Schedule 13D), the Survivor's Share was involved in the following transactions: Charitable gifts were made by the Survivor's Shares on or about June 3, 1998 (2,500 shares), March 13, 2000 (10,000 shares), April 10, 2000 (7,500 shares), May 16, 2000
(30,000 shares), June 22, 2000 (16,000 shares) and July 25, 2000 (1,500 shares).
On or about December 23, 1998, the Survivor's Share received 11,212 shares via a transfer from the Residuary Trust Share resulting from an accounting reconciliation between the Survivor's Share and the Residuary Trust Share as a result of settling the Trust. In addition, on or about June 22, 2000, 500,000 shares were removed from the Survivor's Share and gifted by Mrs. Palmer to the Virginia Frese Palmer Charitable Remainder Unitrust, dated June 20, 2000 ("Unitrust"), and a similar gift of 300,000 shares was made to the Unitrust on



------------------------
2    Based on  16,614,164  shares of Common Stock  outstanding  on September 29,
     2000.

September 13, 2000. The Unitrust is irrevocable, and Mrs. Palmer is a co-trustee of the Unitrust along with J. Barton Harrison. Mrs. Palmer is also a beneficiary of the Unitrust during her lifetime.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         See Item 5.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         None.





































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



Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2000



PALMER FAMILY TRUST - SURVIVOR'S SHARE



By: /s/ J. Barton Harrison                     By: /s/ Virginia Frese Palmer
    ----------------------                         ---------------------------
      J. Barton Harrison                             Virginia Frese Palmer
      Trustee                                        Trustee






























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